Final Prospectus

Filed pursuant to Rule 424(b)(3)

File No. 333-159256

5,371,980 Shares

Common Stock

Great Lakes Aviation, Ltd.

The shareholder of Great Lakes Aviation, Ltd. identified under “Selling Shareholder” may offer and sell 5,371,980 shares of common stock under this prospectus. We issued these shares in a private transaction in December 2002. We will receive none of the proceeds from the sale of the shares by the selling shareholder.

Our common stock trades on the OTC Bulletin Board under the symbol “GLUX.OB.” On October 20, 2009, the last reported sale price of a share of our common stock was $1.05. The selling shareholder may effect the sale of the common stock offered hereunder from time to time in one or more transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Investment in our securities involves a number of risks. See “Risk Factors” beginning on page 5 to read about certain factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Great Lakes Aviation, Ltd.

1022 Airport Parkway

Cheyenne, WY 82001

The date of this prospectus is October 21, 2009.

1

(i)

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. However, it may not contain all of the information that is important to you. You should carefully read the entire prospectus, especially the risks of investing in our securities discussed under “Risk Factors,” and the documents incorporated by reference into this prospectus.

Great Lakes Aviation, Ltd.

We are a regional airline operating as an independent carrier and as a code share partner with United Air Lines, Inc. (“United” or “United Airlines”) and Frontier Airlines, Inc. (“Frontier” or “Frontier Airlines”). Our code share agreements allow our mutual customers to purchase connecting flights through our code share partners and to share other benefits such as baggage transfer and frequent flyer benefits (in certain instances), while we maintain our own branding on our planes and ticket counters and our own designator code on all our flights. As of July 31, 2009, we served 65 airports in 17 states with a fleet of six Embraer EMB-120 Brasilias and 32 Raytheon/Beech 1900D regional airliners.

All scheduled flights are operated under the Great Lakes Airlines marketing identity in conjunction with code-share agreements with United Airlines and Frontier Airlines at our Albuquerque, Billings, Denver, Kansas City, Ontario, CA and Phoenix hubs. We also operate hubs in Milwaukee and St. Louis.

We derived approximately 52% of our total revenue from the Essential Air Service program (“EAS”) in the six month period ending June 30, 2009. Under the EAS program, the United States Department of Transportation subsidizes flights serving specified communities in order to promote the provision of essential air services to otherwise unprofitable or minimally profitable markets. The Department of Transportation awards EAS routes for two-year periods for each city served. As of July 31, 2009, we served 48 EAS communities on a subsidized basis.

We were incorporated on October 25, 1979 as an Iowa corporation and became a publicly traded company in January 1994.

The Offering

Shares Offered	5,371,980 shares of common stock.

Offering	The selling shareholder may offer its shares from time to time through one or more underwriters, brokers or dealers, on the OTC Bulletin Board at market prices prevailing at the time of sale, in one or more negotiated transactions at prices acceptable to the selling shareholder, or in private transactions. See “Plan of Distribution.”

Use of Proceeds	The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholder. See “Use of Proceeds.”

OTC Bulletin Board Market Symbol	“GLUX.OB.”

Risk Factors	Investing in our securities involves risks. See “Risk Factors” beginning on page 4 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

Our Address and Telephone Number

Our principal address is 1022 Airport Parkway, Cheyenne, WY 82001, and our telephone number is (307) 432-7000. The address of our web site is www.flygreatlakes.com. The information contained on our website is not a part of this prospectus.

SUMMARY FINANCIAL DATA

The following table provides summary historical financial and operating data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our financial statements and the related notes incorporated by reference into this prospectus.

	Year Ended December 31,					Six Months Ended
	2004	2005	2006	2007	2008	June 30, 2008 (Unaudited)	June 30, 2009 (Unaudited)
	(in thousands, except per share and selected operating data)
Statement of Operations Data:
Passenger revenues	$54,532	$53,313	$62,477	$73,283	$75,719	37,415	27,903
Public service revenues	20,776	21,861	23,851	24,149	39,250	15,820	29,363
Freight, charter, and other	1,040	1,218	1,286	728	1,187	543	522

Total operating revenues	76,348	76,392	87,614	98,160	116,156	53,778	57,788

Operating expenses:
Salaries, wages and benefits	21,684	20,282	20,993	22,505	26,834	12,246	15,540
Aircraft fuel	14,007	16,940	19,517	24,913	38,556	18,597	11,870
Aircraft maintenance, material, and repairs	10,735	10,708	11,585	13,781	13,774	6,747	8,893
Depreciation and amortization	6,644	6,316	5,744	5,632	5,606	2,836	2,711
Aircraft rental	1,980	1,644	1,666	620	968	363	936
Other rentals and landing fees	4,323	4,043	4,566	4,225	5,162	2,331	3,359
Other operating expense	14,822	13,177	14,707	15,949	18,411	9,050	10,380

Total operating expenses	74,195	73,110	78,778	87,625	109,311	52,170	53,689

Operating income	2,153	3,282	8,836	10,535	6,845	1,608	4,099

Interest expense, net	(1,295)	(3,122)	(3,540)	(2,319)	(2,336)	(1,169)	(1,104)
Insurance recovery	650	—	—	—	—	—	—
Gain (loss) on disposal of assets	(197)	461	—	—	—	—	—
Gain on extinguishment of debt and deferred leases	4,317	560	10,498	412	—	—	—

Income before income taxes	5,628	1,181	15,794	8,628	4,509	439	2,995
Income tax benefit (expense)	—	—	(115)	9,585	(2,568)	(212)	(1,306)

Net income	$5,628	$1,181	$15,679	$18,213	$1,941	227	1,689

Net income per share:
Basic	$0.40	$0.08	$1.11	$1.29	$0.14	0.02	0.12
Diluted	0.39	0.08	1.09	1.26	0.13	0.02	0.12

Average number of common shares outstanding:
Basic	14,072	14,072	14,072	14,077	14,237	14,182	14,292
Diluted	14,302	14,283	14,380	14,446	14,414	14,435	14,453

Balance Sheet Data:
Working capital (deficit)	$(113,743)	$(94,885)	$(4,811)	$3,764	$3,086	2,890	4,314
Total assets	103,296	86,479	82,312	92,049	86,217	90,822	85,417
Long-term debt (including current installments) and long-term debt classified as current	98,603	78,904	75,523	67,202	59,411	63,294	55,990
Stockholders’ equity (deficit)	(19,732)	(18,551)	(2,872)	15,364	17,385	16,613	19,794

	Year Ended December 31,										Six Months Ended
	2004		2005		2006		2007		2008		June 30, 2008		June 30, 2009
Selected Operating Data (unaudited):
Available seat miles (in thousands) (1)	318,904		280,579		283,272		318,524		360,636		167,988		198,760
Revenue passenger miles (in thousands) (2)	133,948		117,761		132,251		157,144		154,655		76,508		63,320
Revenue passengers carried	484,395		443,304		504,666		578,773		569,846		284,200		229,593
Departures flown	66,019		60,169		61,806		68,360		82,477		38,042		46,247
Passenger load factor (3)	42.0%		42.0%		46.7%		49.3%		42.9%		45.5%		31.9%
Average yield per revenue passenger mile (4)	40.7	¢	45.3	¢	47.2	¢	46.6	¢	49.0	¢	48.9	¢	44.1	¢
Revenue per available seat mile (5)	23.9	¢	27.2	¢	30.9	¢	30.8	¢	32.2	¢	32.0	¢	29.1	¢
Operating cost per available seat mile (6)	23.3	¢	26.1	¢	27.8	¢	27.5	¢	30.3	¢	31.1	¢	27.0	¢
Average passenger fare (7)	$112.58		$120.26		$123.80		$126.62		$132.88		$131.65		$121.53
Average passenger trip length (miles) (8)	277		266		262		272		271		269		276
Aircraft in service (end of period)	36		29		31		31		34		33		37
Destinations served (end of period)	31		37		37		44		59		50		65

(1)	Represents the number of seats available for passengers in scheduled flights multiplied by the number of scheduled miles those seats are flown.

(2)	Represents the number of miles flown by revenue passengers.

(3)	Represents the percentage of seats filled by revenue passengers and is calculated by dividing revenue passenger miles by available seat miles.

(4)	Represents the average passenger revenue received for each mile a revenue passenger is carried.

(5)	Represents the average total operating revenue received for each available seat mile.

(6)	Represents operating expenses divided by available seat miles.

(7)	Represents passenger revenue divided by the number of revenue passengers carried.

(8)	Represents revenue passenger miles divided by the number of revenue passengers carried.

RECENT DEVELOPMENTS

Entry Into Amendment to Frontier Code Share Agreement

On September 9, 2009, the Company and Frontier Airlines, Inc. (“Frontier”) entered into an amendment (the “Amendment”) to the Code Share Agreement between the Company and Frontier dated May 3, 2001, as amended on February 8, 2002, which Amendment has an effective date of July 1, 2009. The Amendment modifies the allocation of distribution costs between the Company and Frontier.

Change in Accounting for Maintenance Deposits: Adoption of EITF 08-3

In June 2008, the EITF reached a consensus in Issue No. 08-3, Accounting by Lessees for Maintenance Deposits (“EITF 08-3”). This issue applies to the lessee’s accounting for maintenance deposits paid by a lessee under an arrangement accounted for as a lease that are refunded only if the lessee performs specified maintenance activities. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application was not permitted. The Company determined that two of its leased aircraft have maintenance deposit provisions within the scope of this EITF. The Company inadvertently failed to reflect the adoption of EITF 08-3 in the financial statements for the quarter ended March 31, 2009. The cumulative effect of a change in accounting for maintenance deposits as of January 1, 2009 should have increased long-term deposits by $1.1 million (1% of total assets), increased long-term deferred tax liabilities by $0.4 million (0.5% of total liabilities) and decreased accumulated deficit by $0.7 million (4% of total stockholders’ equity) as of January 1, 2009. Had the Company adopted EITF 08-3 in its financial statements for the quarter ended March 31, 2009, the Company’s statement of income for the period ending March 31, 2009, would have reflected $152,000 less maintenance expense for the quarter, income tax expense would have been $64,000 higher and net income would have been $88,000 higher.

The Company adopted the provisions of EITF 08-3 as of January 1, 2009 in its June 30, 2009 Form 10-Q as an immaterial correction of an error given the immaterial impact on projected annualized income and given that the adoption results in an increase in a long-term asset, a decrease in long-term deferred tax assets and a decrease in accumulated deficit, in amounts which the Company does not consider to be material to the financial statements for the three months ended March 31, 2009.

Management considered the following quantitative and qualitative factors in determining that this error was not material to the Company’s financial statements for the quarter ended March 31, 2009.

Quantitatively, management concluded that the effects of this error are not material to the first quarter ending March 31, 2009. The misstatement overstates maintenance expense by $152,000 in the three-month period ending March 31, 2009. This overstatement of expense represents 2.9% of maintenance expense for the three-month period ending March 31, 2009 and 1.7% of maintenance expense for the six-month period ending June 30, 2009. The after-tax impact of this overstatement of maintenance expense caused net income for the three month period ending March 31, 2009 to be understated by approximately $88,000. On an annualized basis, there is no overstatement of maintenance expense or understatement of net income as the error was corrected for the six-month period ending June 30, 2009. The balance sheet impact of the cumulative effect of the change in accounting does not impact March 31, 2009 working capital, and the adjustments that were omitted from the March 31, 2009 balance sheet were not material to total assets, total liabilities or total stockholders’ equity. The balance sheet as of June 30, 2009 is fairly stated.

The Company also determined that the adjustments for the adoption of the EITF that were inadvertently omitted from the Company’s financial statements for the quarter ended March 31, 2009 were not material based on qualitative characteristics of the errors identified. The Company evaluated materiality based on whether it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the correction of the item. This error does not result in a misstatement that masks a change in earnings or other trends as it is not unusual for maintenance expense to vary from quarter to quarter. Additionally, the understatement of net income by approximately $88,000 does not change income to a loss or vice versa. The Company does not issue guidance for earnings expectations. There is a limited market for the Company’s securities, with six legal entities holding over 88% ownership in the company, and very low trading volume. The misstatement does not affect compliance with loan covenants or other contractual requirements, including any forms of incentive compensation. The misstatement was not intentional and does not involve concealment of an unlawful transaction.

In evaluating these qualitative and quantitative factors, management determined that the misstatement was not a material misstatement of the March 31, 2009 quarterly financial statements. The Company does not believe this error would have been viewed by the reasonable investor as having materially altered the “total mix” of information made available in the financial statements for the quarter ending March 31, 2009.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information included or incorporated by reference into this prospectus, including our financial statements and the related notes, before deciding to invest in our common stock. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently do not deem material may also impair our business operations. If any of the events or circumstances described in the following risk factors actually occur, or if any unforeseen risk develops, our business, financial condition and results of operations could suffer, the trading price of our stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

Airline industry conditions constantly change, and negative economic conditions in the United States may materially and adversely affect our business and results of operations.

The airline industry is significantly affected by general economic conditions, and the global economic recession has resulted in weaker demand for air travel in general. During recent recessions, most airlines have reduced fares in an effort to increase traffic and overall revenues. Economic and competitive conditions in the airline industry have contributed to a number of airline bankruptcies in recent years. A worsening of current economic conditions, or an extended period of recession, whether nationally or regionally, would have a material adverse effect on our business, financial condition, operating results and cash flows.

We depend on Essential Air Service (EAS) revenue, which is based on short-term awards.

We receive Essential Air Service (“EAS”) revenue as compensation for essential air service provided by us to smaller communities. Our dependence on such revenue has grown in that we received $39.3 million of EAS revenue during 2008 compared to $24.1 million of EAS revenue during 2007. We expect EAS revenue to increase, in the near term, as a percentage of our revenue due to the increased number of EAS awards for relatively lower load factor EAS markets. The total amount of EAS revenue ultimately received by us over an extended period is determined by, among other things, overall funding levels of the EAS program by the U.S. Congress (which could be reduced), competitive bids by other carriers (which could cause us to lose EAS revenue to competitors), and our ability to optimize our schedules. EAS revenue awards generally have a term of two years. The U.S. Department of Transportation, which administers the EAS program, has the right to cancel EAS revenue awards if it deems that the communities served by such arrangements are no longer eligible. In addition, Congress could choose to reduce or eliminate the EAS program, in which case we would be required to seek other markets. The loss or the reduction of EAS revenue would adversely affect our business, financial condition, operating results and cash flows.

We depend on connecting capacity at our hubs and the activities of our code share partners affect that capacity.

Our business depends on, and is sensitive to, events affecting the airline industry capacity at our connecting hubs. The operations of other airlines with substantial business at those hubs, therefore, impact our business. For example, our code share partners United Airlines and Frontier Airlines operate a large percentage of the flights at Denver International Airport, our largest hub. Changes in their business plans or models, employee strikes or job actions, or significant curtailment of services could have an adverse effect on our financial results.

On August 13, 2009, it was announced that Frontier Airlines will be acquired by Republic Airways Holdings, who won the right to acquire Frontier Airlines through an auction process established by the bankruptcy court. We cannot predict what effect a change in ownership of Frontier Airlines would have on our code share relationship and our related operating revenue. In addition, if Frontier Airlines or any successor is unable to achieve financial viability, our business, financial condition, operating results and cash flows would be adversely affected.

We have a significant amount of debt and other contractual obligations, including a $32.7 million balloon payment due to Raytheon in June 2011.

The airline business is capital intensive and, as a result, many airline companies are highly leveraged. As of December 31, 2008, we had approximately $59.4 million in total long-term debt obligations. During 2008 and 2007, our mandatory debt service payments totaled $6.1 million and $6.0 million, respectively, and our mandatory lease payments totaled approximately $1.0 million and $0.6 million, respectively. We have significant contractual payment obligations for leased aircraft, which aggregated approximately $5.1 million at December 31, 2008 and $6.6 million at June 30, 2009. During the second quarter ending June 30, 2009, we incurred additional aircraft lease obligations aggregating to $1.5 million as the result of leasing an additional three aircraft, without engines, from Raytheon. We cannot assure you that our operations will generate sufficient cash flow to make such payments, or that we will be able to obtain financing to acquire the additional aircraft or make other capital expenditures necessary for expansion. We are subject to various financial covenants under our restructuring agreement with Raytheon. If we default under our loans or lease agreements, Raytheon, our principal creditor, has available extensive remedies, including, without limitation, repossession, foreclosure and/or sale of substantially all of our aircraft and other assets.

Even if we are able to timely service our debt, the size of our long-term debt and lease obligations could negatively affect our business, financial condition, operating results and cash flows in many ways, including:

•	increasing the cost, or limiting the availability of, additional financing for working capital, acquisitions or other purposes;

•	limiting the ways in which we can use our cash flow, much of which may have to be used to satisfy debt and lease obligations; and

•	adversely affecting our ability to respond to changing business or economic conditions.

In addition, our aircraft notes secured by 25 Beechcraft 1900D aircraft mature on June 30, 2011, at which time a $32.7 million balloon payment is due. We cannot assure you that we will be able to refinance the obligation with Raytheon, generate enough cash from operations to repay the obligation, secure alternative sources of financing with which to repay Raytheon, raise additional capital sufficient to repay Raytheon, or achieve any combination of the foregoing that might be required to satisfy the terms of the aircraft notes.

An “ownership change” under IRS Section 382 could reduce, eliminate, or defer the utilization of our net operating loss carryforwards.

At December 31, 2008, we had estimated net operating loss carryforwards (“NOLs”) of $67 million for federal income tax purposes that expire beginning in 2009 and continuing through 2026. Section 382 of the Internal Revenue Code (“Section 382”) imposes limitations on a corporation’s ability to utilize NOLs if it experiences an “ownership change”. Generally, an ownership change occurs if one or more shareholders, each of whom owns 5% or more in value of a corporation’s stock, increase their percentage ownership, in the aggregate, by more than 50% over the lowest percentage of stock owned by such shareholders at any time during the preceding three-year period.

If we were to undergo an ownership change as defined in Section 382, our NOLs generated prior to the ownership change would be subject to annual limitations, which could reduce, eliminate, or defer the utilization of these losses. Our NOLs available to offset future taxable income could be severely limited and the NOLs may expire as a result of the limitation. If we were to experience an ownership change we may have to reduce or eliminate our deferred tax assets, incur future income taxes payable that could require cash payments or a combination of both. The effect could be materially adverse to our financial statements and cash flows.

At this time, we cannot predict if, or to what extent, the sale of the 5,371,980 shares which are offered by Raytheon under this prospectus or other future transactions in our shares would constitute a change in ownership as defined by Section 382, and, therefore, affect the availability of our NOLs.

Our operations could be negatively impacted by terrorist events or war activity.

Our operations are sensitive to changes in the economy and airline industry that are caused by, or related to, past and future terrorist attacks. Such changes include, but are not limited to, the impact of additional airline and security charges on our costs, reduced customer demand for travel, the cost and availability of war-risk and other aviation insurance (including the federal government’s provision of third party war-risk coverage). War or other military action by the United States or other countries could have a significant effect on passenger traffic and passenger revenue, which could adversely affect our business, financial condition, operating results and cash flows.

We compete for passenger traffic and EAS revenue with other air carriers and ground transportation.

We compete for passenger traffic with regional and major air carriers and ground transportation. We also compete with other regional air carriers to receive EAS revenue for providing air service to small communities. Our competition from other air carriers varies from location to location and, in certain areas, comes from regional and major carriers who serve the same airports or larger airports which are in close proximity to some of the destinations we serve.

Fuel cost increases have adversely affected, and may continue to adversely affect, our operations and financial performance.

Aircraft fuel is a major component of our operating expenses. Aircraft fuel represented approximately 35.3% of our operating expenses in 2008 compared to 28.4% of our operating expenses in 2007. We do not participate in fuel hedging instruments. We have a long-term contract covering only a portion of our fuel requirements, and all of our fuel costs vary directly with market conditions. Accordingly, a reduction in the availability of, or an increase in the price of fuel, could have a material adverse effect on our business, financial condition, operating results and cash flows. In 2008, our average price per gallon of fuel consumed increased to $3.58 per gallon compared to $2.76 per gallon for 2007. Based on operating activity in the first quarter of 2009, we estimate that every $0.01 increase in the price per gallon of fuel results in an annualized increase in fuel expense of approximately $120,000.

Any labor disruption by our employees or those of our code share partners would adversely affect our ability to conduct our business.

All of our pilots, flight attendants, mechanics and maintenance clerks, and dispatchers are represented by unions. Collectively, these employees represented 36% of our workforce as of December 31, 2008. If we are unable to reach agreement with any of our unionized work groups on the terms of their collective bargaining agreements when they are up for renewal, we may be subject to work interruptions and/or stoppages, which could adversely affect our business, financial condition, operating results and cash flows. A labor disruption or labor strike at either of our code share partners could have the same effects.

Our business could be harmed if we lose the services of our key personnel.

Our business depends upon the efforts of our Chairman of the Board and President, Douglas G. Voss, and our other key management and operating personnel. We depend on the experience and industry knowledge of these individuals to execute our business plans. If we experience turnover in our leadership and other key employees, our business, financial condition, operating results and cash flows could be materially adversely impacted.

We are at risk of losses stemming from an accident involving any of our aircraft.

If one of our aircraft were to be involved in a serious accident, we could be exposed to significant liability for loss of life or other damages. Though we carry insurance against liability resulting from accidents, we cannot assure you of its adequacy in all circumstances. An accident could result in decreased revenues which could materially adversely affect our business, financial condition, operating results and cash flows. In addition, depending on the circumstances, any accident involving a particular aircraft of the type that we operate could result in a negative perception of that type of aircraft by air travelers. This could adversely affect our revenue whether or not our company was actually involved in the accident.

The airline industry is subject to extensive government regulation, and new regulations, or changes in interpretations of current regulations, could increase our operating costs.

Airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. For instance, the Federal Aviation Administration (“FAA”) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that may necessitate significant expenditures. Other laws, regulations, taxes and airport rates and charges have also been imposed from time to time that significantly increase the cost of airline operations and/or reduce our revenue. For example, the Aviation and Transportation Security Act, which became law in November 2001, mandated the federalization of certain airport security procedures and imposed additional security requirements on airports and airlines, most of which are funded by a per ticket tax on passengers and a tax on airlines. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. We expect to continue incurring expenses to comply with the FAA’s regulations, as well as regulation by states, airports and municipalities that have jurisdiction over our operations.

In addition, proposed laws, regulations, taxes and user fees, if enacted, may increase our operating expenses and otherwise affect our business. Examples of this are the recent proposals to impose substantial user fees on aviation (including airlines) to fund air traffic control system costs and upgrades to that system. Future regulatory action concerning climate change and aircraft emissions also could have a significant effect on the airline industry, including the potential for increased fuel costs, carbon taxes or fees or a requirement to purchase carbon credits. We cannot predict whether these or other new regulations may be imposed on airlines and we cannot assure you that laws or regulations enacted in the future will not materially adversely affect our business, financial condition, operating results and cash flows.

We rely on technology and automated systems to operate our business, and a failure of these technologies or systems, or failures by their operators, could harm our business.

We depend on technology and automated systems to operate our business, including our computerized airline reservations system, our telecommunication systems, our web site, our maintenance and engineering systems, our flight dispatching and crew management systems, our flight scheduling systems, and other technologies and systems. Disruption in, changes to, or a breach of, these systems could result in the loss of important data, negatively affect our customer service, increase our expenses, delay or impede our flight and related operations, or otherwise adversely impact our business. We may be vulnerable to external interruption in technology infrastructure on which we depend, such as power, telecommunications or the internet, whether due to large-scale events, such as natural disasters, or directed actions, including terrorist attacks and system security attacks seeking to compromise or obtain financial data, infect systems with computer viruses or impair or disrupt functionality through denial of services.

New production of both types of aircraft which we fly has ceased.

As of April 30, 2009, we operate a fleet of 31 Beechcraft Model 1900D 19-passenger aircraft and 6 Embraer Brasilia Model 120 30-passenger aircraft. These aircraft types continue to receive factory parts, manufacturing and engineering support. In the future, we may experience increased maintenance costs as our fleet ages.

Risks Related to Our Securities

We are controlled by two principal stockholders.

Raytheon, our principal creditor, owns 5,371,980 shares of our outstanding common stock, representing approximately 37.6% of our outstanding shares. Raytheon acquired the shares in consideration for concessions granted by Raytheon to our company pursuant to a restructuring agreement we entered in 2002.

Our Chairman of the Board and President, Douglas G. Voss, beneficially owns or controls 5,581,000 shares of our outstanding common stock, including shares owned by Gayle R. Brandt, representing approximately 39.1% of our outstanding shares. Pursuant to a marital dissolution stipulation and property settlement, Ms. Brandt granted to Mr. Voss an irrevocable proxy to vote her 1,915,000 shares of our common stock until June 28, 2010. Mr. Voss and Ms. Brandt have also entered into a shareholder buy-sell agreement with respect to such shares. The term of the agreement is until June 28, 2010 or until such time as Ms. Brandt does not own any shares or our company is dissolved or liquidated. Pursuant to the agreement, Ms. Brandt has the right to require Mr. Voss to purchase her shares for a share price to be negotiated or at market price, as defined in the agreement, up to a total purchase amount not to exceed $50,000 per year. Mr. Voss has a right of first refusal to purchase for up to the market price any shares that Ms. Brandt desires to sell. The agreement also provides Mr. Voss the option to purchase any shares at any time during the term of the agreement for up to the market price of shares of common stock. The agreement provides that in any transaction in which Mr. Voss sells greater than 5% of his shares, Mr. Voss has the right to compel Ms. Brandt to sell all, or an equal amount of, the shares held by her in such transaction on the same terms as the shares of Mr. Voss. In turn, Ms. Brandt has the right to have her shares included by Mr. Voss in any such transaction on a pro rata basis. The agreement also provides Mr. Voss with the right to purchase the shares at the market price upon the death of Ms. Brandt or upon an involuntary disposition of the shares held by Ms. Brandt. After this shareholder buy-sell agreement expires on June 28, 2010, the shares owned by Ms. Brandt will no longer be subject to the foregoing contractual restrictions, and she will be able to sell her shares, subject to the restrictions applicable to affiliates, under Rule 144 or pursuant to other applicable exemptions.

As a result of the above-referenced ownership, Raytheon and Mr. Voss may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our stockholders the opportunity to realize a premium over the then-prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

The limited market for our securities could make trading more difficult or more expensive.

Trading in our common stock is conducted on the Over-the-Counter Bulletin Board, which was established for securities that do not meet NASDAQ listing requirements. We cannot assure you of an active public market for our common stock. Consequently, trading our common stock may be more difficult because of lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors also could contribute to lower prices and larger spreads in the bid and ask prices for our common stock than might otherwise prevail.

The market price of our common stock may be subject to wide fluctuations.

The price of our common stock may fluctuate, depending on many factors, some of which are beyond our control and may not be related to our operating performance. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of companies in the airline industry;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of financial market analysts;

•	regulatory changes affecting the airline industry;

•	investor perceptions of our industry, in general, and our company, in particular;

•	passenger concerns about the safety of air travel, in general, and public perceptions of our company, in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of external funding sources;

•	sales of large blocks of our stock or sales by insiders; or

•	departures of key personnel.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

We may be exposed to potential risks relating to our internal control over financial reporting and our ability to have those controls remediated timely.

Under SEC rules implemented under Section 404 of the Sarbanes-Oxley Act, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on the operating effectiveness of a public company’s internal control over financial reporting. Under current SEC rules, we will be required to include an auditor’s attestation report in our Form 10-K for the fiscal year ending December 31, 2009.

In the event we identify control deficiencies that we cannot remediate in a timely manner, or if we are unable to receive an unqualified attestation report from our independent registered public accounting firm with respect to our internal control over financial reporting, investors and others may lose confidence in the reliability of our financial statements, and the trading price of our common stock and our ability to obtain any necessary equity or debt financing could suffer.

A substantial number of shares are eligible for sale by our current investors and the sale of those shares could adversely affect our stock price.

If our existing common stockholders sell substantial amounts of common stock in the public market, the market price of our common stock could fall. Raytheon may sell 5,371,980 shares in the public market or otherwise pursuant to this prospectus. In addition, after the June 2010 expiration of the shareholder buy-sell agreement between Ms. Brandt and Mr. Voss, Ms. Brandt may sell her 1,915,000 shares, subject to the availability of an appropriate exemption from registration such as Rule 144. If these shares are sold in the public market, the trading price of our common stock could be adversely affected.

The issuance of additional equity securities in a future financing could require approval from Raytheon.

If we were to issue additional equity securities in the future, other than pursuant to certain benefits plans and other excepted issuances, such issuance would require approval from Raytheon under our 2007 restructuring agreement. Raytheon has such rights while debt is outstanding under our 2007 restructuring agreement. In addition, Raytheon has certain rights to purchase a specified number of shares in any new offering, subject to certain exceptions. While we have no plans to issue securities in a manner that would require the consent of Raytheon, we could elect to do so in the future or be required to do so in order to finance the company. Such issuances would dilute the holdings of existing common stockholders.

We do not anticipate paying cash dividends on our shares of common stock in the foreseeable future.

We have never declared or paid any cash dividends on our shares of common stock. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. In addition, we are prohibited from paying dividends without Raytheon’s consent under our 2007 restructuring agreement. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for investors in our common stock for the foreseeable future.

Provisions in our charter documents, including our ability to issue preferred stock without stockholder approval, and provisions of Iowa law could delay or prevent the acquisition of our company by a third party.

Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our stockholders, is authorized to designate and issue preferred stock in such classes or series as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. The existence of this preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise. At present, we have no plans to issue any preferred stock.

Other provisions of our articles of incorporation and bylaws and of Iowa law could make it more difficult for a third party to acquire our company or to change management, even if doing so would be beneficial to our stockholders. For example, Section 409.1110 of the Iowa Business Corporation Act prohibits publicly held Iowa corporations to which it applies from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder unless the business combination is approved in a prescribed manner. This provision could discourage others from bidding for our common stock and could, as a result, reduce the likelihood of an increase in our stock price that would otherwise occur if a bidder sought to buy our stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we note that certain statements in this prospectus and in the documents incorporated by reference into this prospectus that are forward-looking and that provide other than historical information, involve risks and uncertainties that may impact our results of operations. These forward-looking statements include, among others, statements concerning our general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. Additionally, such statements are based, in part, on assumptions made by, and information currently available to, management, including management’s own knowledge and assessment of our company, our industry and our competition. When used herein and in the documents incorporated by reference, the words “believe,” “plan,” “continue,” “hope,” “estimate,” “project,” “intend,” “expect,” and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected.

Readers are cautioned not to attribute undue certainty to our forward-looking statements, which speak only as of the date thereof. We believe the information contained in this prospectus to be accurate as of the date hereof. Changes may occur after that date, and we will not update that information, except as required by law, in the normal course of our public disclosure practices.

USE OF PROCEEDS

The proceeds from the sale of the shares covered by this prospectus will be received by the selling shareholder. We will not receive any of the proceeds from the sales by the selling shareholder of the shares covered by this prospectus.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009. You should read this information in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” incorporated by reference into this prospectus.

June 30, 2009 (unaudited) (in thousands except for share data)
Long-term debt, including current maturities	$55,990
Stockholders’ equity:
Preferred stock, $.01 par value, 25,000,000 shares authorized, issued and outstanding	—
Common stock, $.01 par value, 50,000,000 shares authorized, 14,291,970 issued and outstanding	143
Additional paid-in capital	33,569
Accumulated deficit	(13,918)

Total stockholders’ equity	19,794

Total capitalization	$75,784

DESCRIPTION OF OUR CAPITAL STOCK

Our Articles of Incorporation, as amended, authorize the issuance of 75,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of August 31, 2009, we had 14,291,970 shares of common stock outstanding, 230,000 shares of common stock reserved for issuance upon exercise of outstanding options, and no shares of preferred stock outstanding. As a result of the foregoing, we have 35,478,030 shares of authorized but unissued common stock remaining available for issuance, and 25,000,000 shares of authorized but undesignated preferred stock remaining available for issuance.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote at a meeting of shareholders, except as otherwise required by law and subject to the rights of any preferred stock we may issue in the future. The holders of our common stock are generally entitled to vote on amendments to our articles of incorporation, except for the designation of a series of preferred stock out of our authorized preferred stock. There are no cumulative voting rights for the election of our directors, which means that the holders of a majority of the outstanding shares of our common stock will be entitled to elect all of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive such dividends, if any, as may be declared by our board of directors out of funds legally available for dividends. In the event of liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of or provision for our liabilities, subject to prior rights of preferred stock, if any, then outstanding. Our common stock has no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to our articles of incorporation, our board of directors has the authority, without action by our shareholders, to issue shares of preferred stock. The board of directors may issue shares of preferred stock from time to time in one or more series and may fix the rights, preferences, privileges and restrictions of each series of preferred stock. Some of the rights and preferences that our board of directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The board of directors may determine the number of shares constituting any series and the designation of such series. Any or all of the rights and preferences selected by our board of directors for any series of preferred stock may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect, among other things, the voting power of holders of common stock and the likelihood that shareholders will receive dividend payments and payments upon our liquidation, dissolution or winding up. In addition, the board’s ability to set preferences and issue preferred stock without further shareholder approval could make it more difficult or discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest, or otherwise.

Transfer Agent and Registrar

The Transfer Agent and Registrar with respect to our common stock is Wells Fargo Shareholder Services, 161 North Concord Exchange, South St. Paul, MN 55075.

SHARES ELIGIBLE FOR FUTURE SALE

As of August 31, 2009, we had outstanding an aggregate of 14,291,970 shares of our common stock, assuming no exercises of outstanding options. All shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the “Securities Act”), unless they are purchased by one of our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act.

Certain outstanding shares of our common stock which are not included in this prospectus are eligible for sale in the public market under Rule 144. In general, under Rule 144, as currently in effect, a person who has beneficially owned shares of our common stock for at least six months, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed 1% of the number of shares of our common stock then outstanding, which equals 142,920 shares as of April 30, 2009.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. In order to effect a Rule 144 sale of our common stock, our transfer agent will require an opinion from legal counsel.

In addition, a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. Our transfer agent will require an opinion from legal counsel to effect such a transaction.

SELLING SHAREHOLDER

The following table presents information regarding the selling shareholder, Raytheon Aircraft Credit Corporation (“Raytheon”), a beneficial holder of more than 10% of our outstanding common stock. The shares listed below represent the shares that the selling shareholder beneficially owned on August 31, 2009. The shares being offered under this prospectus represent 5,371,980 outstanding shares of our common stock.

We are registering the above-referenced shares to permit the selling shareholder and its pledgees, donees, transferees or other successors-in-interest that receive shares from the selling shareholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

The following table sets forth the name of the selling shareholder, the number of shares owned by the selling shareholder as of August 31, 2009, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholder after this offering is completed, assuming all of the shares being offered are sold. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling shareholder may offer under this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”). The percentages of shares beneficially owned are based on 14,291,970 shares of our common stock outstanding as of August 31, 2009.

Name and Address of Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering (1)
	Number	Percent		Number	Percent
Raytheon Aircraft Credit Corporation	5,371,980	37.6%	5,371,980	0	0
10511 East Central Avenue
Wichita, KS 67206

(1)	Assumes all shares offered under this prospectus are sold.

Raytheon is a corporation. According to its Schedule 13D filed April 24, 2003, Raytheon is a subsidiary of Raytheon Aircraft Holdings, Inc., which in turn is a subsidiary of Raytheon Company. According to the Schedule 13D, Raytheon’s directors were Andrew A. Mathews, David A. Williams, and Julie A. Shea. Mr. Mathews, Mr. Williams, Ms. Shea, and Scott Cleveland were the officers of RACC.

Transactions with Selling Shareholder

We issued these shares to Raytheon in December 2002 as part of the Restructuring Agreement between Raytheon and our company, dated December 31, 2002 (the “2002 Restructuring Agreement”). Under this agreement, Raytheon, our principal creditor, agreed to restructure our obligations in a series of transactions between Raytheon and our company that included restructured financing terms for aircraft promissory notes, termination of aircraft operating leases, aircraft purchases, aircraft returns, modified aircraft operating leases and other debt restructuring. As further consideration for the concessions granted by Raytheon in the 2002 Restructuring Agreement, we issued 5,371,980 shares of our common stock to Raytheon, representing an approximate 38.2% interest in the company’s then-outstanding shares of common stock. In addition, we granted Raytheon observer rights for meetings of our board of directors, but without any right to vote or enter into any discussions at any board of directors meetings. The 2002 Restructuring Agreement also prohibited our company from issuing equity without Raytheon’s consent except in specified circumstances, provided Raytheon certain rights to purchase additional equity if we issue new equity in the future, and included registration rights with respect to the 5,371,980 shares issued to Raytheon as well as any shares issued pursuant to the rights to purchase additional equity.

We subsequently restructured our debts to Raytheon through an Amended and Restated Restructuring Agreement effective March 9, 2007 (the “2007 Restructuring Agreement”), which amended and restated the 2002 Restructuring Agreement in its entirety. The 2007 Restructuring Agreement carried forward the equity provisions of the 2002 Restructuring Agreement which provided Raytheon with registration rights and anti-dilution rights, but did not provide for continued board observer rights. Raytheon did not receive any additional equity or equity rights in our company, and continued to hold the 5,371,980 shares which it had received in 2002.

As of August 31, 2009, Raytheon continued to own all of the shares, which then represented an approximate 37.6% interest in our outstanding common stock, and Raytheon continues to be our principal creditor. Further information about our outstanding debts to Raytheon under the 2007 Restructuring Agreement, as well as certain aircraft leases with Raytheon, is available in our Annual Report on Form 10-K for fiscal year 2008, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009. See “Where You Can Find More Information” for details about how to obtain these documents, which are incorporated by reference into this prospectus.

Registration Rights of Selling Shareholder

Raytheon, the selling shareholder, has held the shares offered under this prospectus since 2002 and has now advised us that it wishes to exercise its registration rights with respect to such shares. These registration rights were provided as part of our 2002 Restructuring Agreement and were carried forward in the 2007 Restructuring Agreement. Under such agreements, we are required to file with the SEC, and use our best efforts to obtain and maintain the effectiveness of, a registration statement covering the shares as well as any shares issued pursuant to anti-dilution rights.

We will pay the expenses related to the registration of the shares covered by this prospectus. The selling shareholder will pay commissions and selling expenses, if any, incurred by it. Our registration of the shares does not necessarily mean that the selling shareholder will sell all or any of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

We are registering these shares on behalf of the selling shareholder. As used in this prospectus, the term “selling shareholder” includes donees and pledgees selling shares received from the selling shareholder after the date of this prospectus. The selling shareholder will offer and sell the shares to which this prospectus relates for its own account. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares. Fees and expenses of any attorneys or other advisors retained by the selling shareholder in connection with the registration will be borne by the selling shareholder.

The selling shareholder may offer and sell the shares from time to time in one or more types of transactions (which may include block transactions) through the OTC Bulletin Board, in transactions directly with market makers or in privately negotiated transactions, through put or call option transactions, through short sales, or a combination of these methods of sale, at prices relating to prevailing market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. As of August 31, 2009, the selling shareholder has informed us that it has not entered into an agreement, arrangement or understanding with any broker or dealer regarding the sale of its shares, but reserves the right to do so. In addition, the selling shareholder has advised us that it did not hold any short positions in our stock as of such date. There can be no assurance that the selling shareholder will sell any or all of the shares that it offers.

The selling shareholder and any brokers or dealers who participate in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholder may be deemed to be an “underwriter” within the meaning of the Securities Act, the selling shareholder will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholder that its sales in the market must also comply with the requirements of the rules and regulations of the Exchange Act.

In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

If we receive new material information regarding the plan of distribution in this offering, or any material change to this information, we will file a supplement to this prospectus reflecting such information.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus-delivery requirements of the Securities Act. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus has been passed upon by Briggs and Morgan, Professional Association, our legal counsel, and certain other matters have been passed upon for the Company by Davis, Brown, Koehn, Shors & Roberts, P.C.

EXPERTS

The financial statements of Great Lakes Aviation, Ltd. as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” certain information we have filed with them, which means that we can disclose important information to you by referring you to documents we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K, as amended, for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009; and

•	Current Report on Form 8-K filed September 15, 2009.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus. We will provide these reports or documents upon written or oral request, at no cost to the requester. Request for these reports or documents may be made to our Corporate Secretary, Mike Tuinstra, at Great Lakes Aviation, 1022 Airport Parkway, Cheyenne, WY, 82001, mtuinstra@flygreatlakes.com, or (307) 432-7000. These reports and documents also may be accessed at our website: www.flygreatlakes.com.

Federal securities law requires us to file information with the SEC concerning our business and operations. We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these documents at the public reference room maintained by the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-1 to register the shares to be sold under this prospectus. As permitted by the rules and regulations of the SEC, this prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and the securities offered under this prospectus, reference is made to the registration statement and the attached exhibits. Although required material information has been presented in this prospectus, statements contained in this prospectus as to the contents or provisions of any contract or other document referred to in this prospectus may be summary in nature and in each instance reference is made to the copy of this contract or other document filed as an exhibit to the registration statement and each statement is qualified in all respects by this reference, including the exhibits filed therewith. You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholder should not make an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the cover page of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

5,371,980 Shares

Great Lakes Aviation, Ltd.

Common Stock

PROSPECTUS

October 21, 2009